April 10, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Tom Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	ZAIS Financial Corp.
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194551

Dear Mr. Kluck:

     On behalf of our client, ZAIS Financial Corp., a Maryland corporation (the ‘‘Company’’), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’), contained in the Staff’s letter dated April 4, 2013 (the ‘‘April 4 Letter’’), with respect to the Registration Statement on Form S-3 (File No. 333-194551), filed by the Company on March 14, 2014 (the ‘‘Registration Statement’’). The responses are set out in the order in which the comments were set out in the April 4 Letter and are numbered accordingly. The Company is preparing an amendment to the Registration Statement to reflect these comments, which it intends to file via EDGAR.

General

1.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. In this regard, we note that UBS Financial Services is identified as a record holder for certain shares. We may have additional comments.

One of the stockholders included in the table on page 7 of the Registration Statement informed the Company (in connection with the questionnaire he completed and provided to the Company ahead of the filing of the Registration Statement) that he may be an affiliate of a broker-dealer. In response to the Staff's comment, we note that none of the shares registered under the Registration Statement were received as underwriting compensation.

UBS Financial Services is identified as the record holder for the shares owned by Entities Affiliated with Jerome Kohlberg, and holds the shares in "street name". As noted in the same footnote, Mr. Kohlberg exercises shared voting and dispositive control over these shares, and, as such, UBS Financial Services, which does not exercise voting or dispositive control, is not the beneficial owner of the shares.

Selling Shareholders, page 7

2.	We note that the total amount of shares being registered pursuant to this offering appears inconsistent with the number of shares available for resale per your disclosure in this section. Please reconcile these figures or, alternatively, explain to us the variance.

In the amendment to the Registration Statement that the Company intends to file with the Staff, the Company will update the total shares being registered on the cover of the Registration Statement so that it reconciles with the total Shares Being Registered in the stockholder table on page 7.

     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Tom Kluck
Legal Branch Chief

cc:	Securities and Exchange Commission Jerard Gibson

ZAIS Financial Corp. Michael Szymanski